SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) August 24, 1999

THE GEON COMPANY

(Exact name of registrant as specified in charter)

Delaware	1-11804	34-1730488
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Geon Center, Avon Lake, Ohio **44012**

(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code 440-930-1001

Not Applicable

(Former name or former address, if changed since last report.)

Item 5. Other Events

The Geon Company announced today that the shareholders of O'Sullivan Corporation at a special meeting held on August 23, 1999, approved a resolution authorizing a merger with The Geon Company under which O'Sullivan Corporation shareholders who have not yet tendered their shares to Geon will receive $12.25 per share net in cash, for each share of O'Sullivan Corporation they submit. As of July 7, 1999, the expiration of Geon's tender offer, 86.3 percent of the outstanding shares of O'Sullivan Corporation had been tendered for a cash offer of $12.25 per share.

Item 7(c). Financial Statements, Pro Forma Financial Information and Exhibits

Exhibit 99.1 Press Release of August 24, 1999 announcing that the shareholders of O'Sullivan Corporation at a special meeting held on August 23, 1999, approved a resolution authorizing a merger with The Geon Company under which O'Sullivan Corporation shareholders who have not yet tendered their shares to Geon will receive $12.25 per share net in cash, for each share of O'Sullivan Corporation they submit.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE GEON COMPANY

By /s/ Gregory L. Rutman

Secretary

Dated August 25, 1999